July 29, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Amylin Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 0-19700

Dear Mr. Rosenberg:

We are writing in response to an oral conversation with Sasha Parikh, Staff Accountant, of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) on July 16, 2009 relating to the responses of Amylin Pharmaceuticals, Inc. (the “Company”), by letter dated May 18, 2009 (the “Response Letter”), to comments received from the Staff by letter dated May 4, 2009 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of the Company filed with the Commission on February 27, 2009.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additional Staff Comment and Additional Company Response

Note 4 — Collaborative Agreements

Collaboration with Eli Lilly and Company, page F-19

Referring to the response to Comment 9 and the proposed revised disclosure in your response, you indicate that the $125 million payment represents an amount to compensate the company for the cost of carrying Lilly’s share of the capital investment made in the company’s manufacturing facility in Ohio, but that the company retains ownership of the facility.  Please tell us and revise your proposed disclosure accordingly with regards to the following:

1.  Quantify Lilly’s share of the interest costs capitalized, since you stated in your response to Comment 1 that the manufacturing facility is substantially complete.

2.  Cite authoritative literature that supports deferral of the $125 million payment from Lilly and that supports the amortization of the deferred collaboration revenue as revenue rather than the reimbursement of capital expenditures as a reduction of costs of goods sold.

3.  Clarify if the $125 million payment is reimbursable to Lilly if exenatide once weekly is not approved by the FDA or in jurisdictions outside the U.S.

The Company respectfully acknowledges the Staff’s comment. In connection with the receipt of the $125 million payment from Lilly made in connection with the exenatide once weekly supply agreement, the Company agreed not to include in the exenatide once weekly product price charged to Lilly a component that is or may be deemed to be related to the financing of the construction of the Ohio plant.  Since the interest cost element is directly related to product pricing, and since the costs were related to the construction of the Ohio manufacturing facility that will be used for the production of exenatide once weekly, the parties incorporated terms regarding the $125 million payment into the supply agreement for exenatide once weekly.

As such, the Company will not include in its charges to Lilly an element for interest costs capitalized to the facility ($16.7 million at December 31, 2008, of which $9.2 million represents Lilly’s 55% share) in cost of goods sold for purposes of determining the amount of BYETTA gross margin that will be shared with Lilly in accordance with the Company’s exenatide collaboration agreement (note that this is an internal calculation for the purposes of the cost sharing arrangement and not the external reporting presentation whereby the Company intends to include capitalized interest in the cost basis of the facility and consequently as a component of reported inventory cost and cost of goods sold ),  The Company then concluded that the remaining portion of the $125 million payment represents a prepayment by Lilly for future products to be purchased from the Company pursuant to the supply agreement.  In determining the appropriate accounting for the excess amount, the Company considered the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB 104.  The Company considers the amount in excess of Lilly’s share of the capitalized interest to be analogous to a non-refundable up-front fee commonly made in connection with collaboration agreements in the pharmaceutical industry.  In its interpretive response to question 1 of paragraph 3f of SAB 104, the Staff notes that “up-front fees, even if non-refundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”  In the Company’s case, the payment was made in connection with a supply agreement under which the Company has certain obligations to manufacture and supply exenatide once weekly product.   Therefore, the Company concluded that the portion of the $125 million payment in excess of the portion representing Lilly’s share of interest costs capitalized to the facility should be deferred and recognized as collaborative revenue over the period in which the manufacturing services pursuant to the supply agreement are expected to be provided.

In determining the classification of the payment on the balance sheet, the Company notes that Lilly will not have an ownership interest in any of the assets, and with the exception of the portion of the $125 million payment (equal to $9.2 million at December 31, 2008) that represents a reimbursement of Lilly’s share of interest costs capitalized to the facility, does not represent a reimbursement to the Company for capital expenditures it has incurred for the manufacturing facility.  Since Lilly is not taking an ownership interest in the facility, in addition to the fact that the majority of the payment does not represent a reimbursement of capital expenditures incurred by the Company, the Company concluded that it would not be appropriate to consider the excess payment to be accounted for as a reimbursement of capital expenditures and as a reduction of cost of goods sold.

Finally, the Company notes that the $125 million payment is not reimbursable to Lilly if exenatide once weekly is not approved by the FDA or in jurisdictions outside the U.S. unless such non-approval causes an impairment as discussed below.

The Company proposes to include revised and expanded disclosure providing additional information regarding the $125 million payment received from Lilly in connection with the exenatide once weekly supply agreement in substantially the form set forth below beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “2009 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2009 10-K.  Note that bolded text below represents proposed additions to the Company’s existing disclosure, with underlined text representing additions from our Response Letter.

“In October 2008, the Company and Lilly entered into an Exenatide Once Weekly Supply Agreement pursuant to which the Company will supply commercial quantities of exenatide once weekly for sale in the United States, if approved by the United States Food and Drug Administration, or FDA. In addition, if Lilly receives approval to market the product in jurisdictions outside the United States, the Company will be required to manufacture the product intended for commercial sale by Lilly in those jurisdictions.

Under the terms of the supply agreement, Lilly made a cash payment of $125 million to the Company, which represents an amount to compensate the Company for the estimated past and future cost of carrying Lilly’s share of the capital investment made in the Company’s manufacturing facility in Ohio, that otherwise would have been included in the cost of product produced at the facility and charged to Lilly through the Company’s arrangements with them.  In addition to this cash payment, the Company will recover Lilly’s share of the capital investment in the facility through an allocation of depreciation expense to cost of goods sold as discussed below. Under the terms of the supply agreement, the Company has agreed not to charge Lilly for Lilly’s share of the interest costs capitalized to the facility or any future financing cost that may be related to financing the facility. Accordingly the Company has determined that a portion of the $125 million payment, amounting to $9.2 million at December 31, 2008, represents a reimbursement to the Company of Lilly’s share of interest costs capitalized to the facility that will be credited to Lilly for its share of the capitalized interest included in the cost of goods sold for exenatide once weekly as incurred. The Company has concluded that any excess amount represents deferred collaborative revenue that will be amortized ratably over the economic useful life of the exenatide once weekly product following its commercial launch. The ultimate allocation of the $125 million payment, which is classified as a long-term deferred credit in the accompanying Consolidated Balance Sheets at December 31, 2008, will be dependent upon the total amount of interest costs capitalized to the facility when it is placed in service. Under certain circumstances, including upon an impairment of the exenatide once weekly manufacturing facility, Lilly may receive a credit for the unearned portion of the $125 million payment which will be applied against Lilly’s share of the impairment charge.  The $125 million payment is not refundable to Lilly if exenatide once weekly does not receive regulatory approval unless such non-approval causes an impairment as discussed above.

In addition to the $125 million cash payment, the Company will recover Lilly’s share of the over $500 million capital investment in the facility through an allocation of depreciation to cost of goods sold in accordance with the collaboration agreement.  Lilly’s share of the capital investment is initially estimated to be 55% subject to adjustment based upon the allocation of the proportion of product supplied for sale in the United States, the cost of which is shared equally by the parties, and the proportion of product supplied for sale outside of the United States, the cost of which is paid for 100% by Lilly.”

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 552-2200.

Sincerely,

Amylin Pharmaceuticals, Inc.

Lloyd A. Rowland
Vice President, Governance and Compliance and Secretary

cc:	Gus Rodriguez, Securities and Exchange Commission Accounting Branch Chief
Sasha Parikh, Securities and Exchange Commission Staff Accountant
Jennifer Riegel, Securities and Exchange Commission Staff Attorney
Mark G. Foletta, Amylin Pharmaceuticals, Inc.
James Oehler, Amylin Pharmaceuticals, Inc.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP